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                               June 30, 2022

       Mehmet Nedim Kulaksizoglu
       Chief Financial Officer
       Sisecam Resources LP
       Five Concourse Parkway
       Suite 2500
       Atlanta, Georgia 30328

                                                        Re: Sisecam Resources
LP
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 15,
2022
                                                            File No. 001-36062

       Dear Mr. Kulaksizoglu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 1. Business
       Our Operations
       Trona Resources and Trona Reserves, page 14

   1. Please revise to identify the quantity or percentage of resources or reserves attributable to your interests in
accordance with Item 1303(b)(3)(iii) of Regulation S-K.
       Exhibit Index, page 136

   2. Please revise the Big Island Mine technical report summary dated March 13, 2022 (filed as Exhibit 96.1) to
address the following:

                                                              Please include
information consistent with Item 601(96)(iii)(B)(8)(iv), & 17(vi) of
                                                            Regulation S-K.
 Mehmet Nedim Kulaksizoglu
Sisecam Resources LP
June 30, 2022
Page 2
                Revise the language provided per Item 601(96)(iii)(B)(25) of Regulation S-K,
              Reliance on Information Provided by the Registrant, to only include categories of information identified in Item 1302(f)(1) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Coleman at 202-551-3610 or Ethan Horowitz at 202-551-3311 if
you have questions regarding comments.



FirstName LastNameMehmet Nedim Kulaksizoglu                   Sincerely,
Comapany NameSisecam Resources LP
                                                              Division of
Corporation Finance
June 30, 2022 Page 2                                          Office of Energy
& Transportation
FirstName LastName